eCarra

Luxury Electric Car Rideshare— Plant a Tree with Every Ride

ECARRA.COM FRISCO TEXAS

Infrastructure Sustainability Fin


ecarra
RIDES THAT MATTER

We all have a responsibility to reduce pollution! Clean disruption is going to happen and we want to be part of the emerging innovations. We believe consumers want a better, safer and cleaner way to travel.

Rock Robinson CEO @ eCarra

OVERVIEW
STORY
INVESTOR
Q&A

Why you may want to support us...

1 $85K gross revenue in less than 12 months.

2 1,800 + members, 98% member retention.

3 Currently working with Fortune 500 companies, including Amazon.

4 Proprietary software for EV rideshare infrastructure (iOS, Android and Web)

5 We are licensing our platform to other micro fleets.

6 Mobility As A Service (MAAS) is the fastest growing market.

7 We've raised $225,000 to date.

8 Tree planted for every ride, emission savings tracking and sharing!

12 **Lead Investor**: Brightworth Ventures invested $100,000 on these terms

Our Team

AND OUR MAJOR ACCOMPLISHMENTS

Rock Robinson
CEO
In one year from ground zero we've built a platform, gained nearly 2000 members as well as closing Amazon corp as a client.

Mike Carpenter
CTO
Fullstake developer, Designer and photographer. Basically I'm a unicorn! UNT graduate.

Kevin Shea
Co Founder | Chairman
Known as a builder and routinely demonstrating the ability to bring company's services and products to broader markets. Over 25 years experience in service business

Kevin Shea
Marketing Manager
extreme passion for sustainability and marketing, drives growth through sustainable initiatives, events, creative strategies, and social media content + strategy.

Megan Zen
Operations Manager
Over 10 year experience in operations and customer service. Passionate about making an impact on or environment.

Dink Davis
Strategic Partner - the EV guy!
Owner and President of the largest retailer of Tesla's in Texas.

Emily Carpenter
Creative Director
Skilled in Graphic Design, Art Direction, Branding, Product Design and Social Media. UNT graduate.

Some of our investors

Daren Martin
advise, speak, and write about how to create an Epic Company Culture author of " A company or owners"

Kevin Simon
Over 20 years of experience in IT support, complimented with customer service. Ability to establish priorities and resolve issues in a time effective manner. Energetic self-starter with excellent analytical, organizational and creative skills.

Mitch Stack
Vice President of Legal, Land, Accounting, Operations

In the news

Meet Rock Robinson of eCarra
Today we'd like to introduce you to Rock Robinson. Rock, let's start with your story. We'd love to hear how you got started and how the journey has been so far. A few years back, I was working a corporate job and
November 13, 2019 @ voyagedallas.com

eCarra - Tesla Taxi Service In Texas
Clearly, I'm a bit of a fan of Tesla shuttle and taxi services (I cofounded Tesla Shuttle), so I'm always happy to learn about new services like these. One such service is called eCarra. It offers chauffeured rides in
September 23, 2019 @ cleantechnica.com

'Rides That Matter': New Dallas Rideshare Service Uses Only Electric Cars " Dallas Innovates
Rock Robinson was working for Apple in business development, while his partner worked for Uber, when they quickly realized there's a strong demand for premium, clean, luxury rides, especially in the business-to-
March 1, 2019

Downloads

eCarra.deck.wefunder.pdf

Please watch this video on clean disruption!


Section 1 - Where the world will be in 2030
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swytch


Global mobility services market in 2025, by key country or region (in billion U.S. dollars)
Mobility services: global market size by region 2025
0
50
100
150
200
250
300
350
U.S.
292
EU
214
China
97
Market size in billion U.S. dollars


CEO of eCarra explains how the company started and what's ...
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What do you want people to know about eCarra?

If not us, then who? If not now, then when?

eCarra began as RideBrand in 2016 by co-founders Roscoe "Rock" Robinson and Kevin Shea, auto-industry and start-up vets, who recognized a quality-control gap in ride-hailing that inspired a marketing opportunity with local car dealerships. Soon thereafter, combining their mutual affinity for automobiles, tech, and the environment, the company focused on all-electric vehicles and quickly morphed into eCarra: electric Car ride awareness. In 2018, eCarra partnered with local Tesla resaler, Dink Davis, the largest Tesla resaler in the United States. This partnership allowed eCarra to test concepts and 'fail forward and landed business-travel heavy RealPage, locally headquartered real-estate software company with 2000 people and broad national and international presence. Fast-forward to today: eCarra just launched a game-changing app, generates revenue, and employs 7 people. With no marketing, we gained 1700 members and B2B traction from fortune 100 companies including Amazon, the largest company in the world.

Our first group of driver hires.

We interview our driver partners up to 4 times before hiring. We make sure they are aligned with our culture, have good driving history and are customer centric.



The eCarra platform is built for the future of electric car passenger services. Here are a few features that will bring extreme value to your riders and teams!

- Custom branded iOS and Android apps, web app

- Customized feedback and NPS scoring

- In app messaging

- Emissions data your riders will share with peers

- Live driver tracking

- Driver scheduling and availability

- Weekly performance emissions and gas savings

- We plant a tree for every ride you completed on your behalf

- Daily active users

- Push notifications to your entire user base

- Prepaid credits and custom pricing

- B2B custom portal for easy booking for corporate accounts

- And much more!


Daily Active Users
Rock Robinson
User Growth

B2B2C

Currently our strategy is to offer safe, scheduled, sustainable transportation to corporations and businesses travelers. We have a 90% close rate, since there are little to no options that can be constant!


ecarra
Luxury Electric Rides
Safe & Scheduled
First Class Experiences
About Us
How It Works
scheduled
eco-luxe rides for
intentional living

Emissions Savings

Every time someone rides with us we not only plant a tree, we collect carbon savings, gas savings, charging data (super important for charging infrastructure) and much more that we plan to monetize

we plan to monetize.


Monthly Performance
Carbon
2019
3M
2.5M
2M
1.5M
1M
500K
0
April
2,737,729 Grams of Carbon
January
February
March
April
May
June
July
August
September
October
November
December


TO OUR 1,000 FOUNDING MEMBERS
Thank you for making your rides matter!
@ridesthatmatter
Find us:
GET IT ON Google Play
Download on the App Store

We gain traction on all events



Investor Q&A

COLLAPSE ALL

What does your company do?

We operate an all electric boutique car service! You get to ride in a Tesla and we plant a tree for every ride!

Where will your company be in 5 years?

In five years we will license and franchise our platform to electric vehicle micro fleets all over the world. As well as operate in major markets in the US. Right now, we have began testing our platform in Washington DC, Houston and Florida this year.

Why did you choose this idea?

We all have a responsibility to reduce pollution! Clean disruption is going to happen and we want to be part of the emerging innovations. We believe consumers want a better, safer and cleaner way to travel.

Why is this a good idea, right now? What changed in the world? Why wasn't this done a few years ago?

Unfortunately, carbon emissions have been very destructive to our environment. We set out to help reduce emissions and bring some consistent experiences to the ride-share market. Until now, EV's have been expensive and there are very few ride-share companies that can control the experiences.

How far along are you? What's your biggest obstacle?

eCarra app paired with sustainable vehicles allows consumers to fully customize every aspect of their ride, down to the desired mood, music and stops along the way. Consumers can also track individual emissions savings – and we'll even plant a tree for every rider, resulting in great experiences and cleaner air! We have nearly 2000 members and growing at a current rate of 100 members per month. Our main obstacle is operational funding.

Who competes with you? What do you understand that they don't?

There are less than 5 competitors in this space. The closest competitor is Zerology, they provide software and sustainable vehicles to small passenger service fleets. We understand this will require a great deal of hands on development. We develop and test our software in realtime making updates efficient and timely.

How will you make money?

We have 5 monetization models, Service for a fee, Subscriptions, software licensing, data sales, and fees on fleet transactions. We are facing a 31% market growth in the next 10 years from USD 6.8 billion in 2020 to USD 106.8 billion by 2030. We have an opportunity to grow with the market.

What are the biggest risks? If you fail, what would be the reason? What has to go right for you to succeed?

The world is currently preparing for clean distribution. The only way we fail is if we all ignore the economical, logical and ethical benefits to change.